January 30, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Edwin Kwong
Chief Financial Officer
62 W. 8th Avenue, 4th Floor
Vancouver, British Columbia,
Canada V5Y 1M7

Re:	Jupiter Global Holdings, Corp.
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-27233

Dear Mr. Kwong:

We have reviewed your January 19, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Statements of Stockholders` Equity

1. We note from your response to our prior comment 1 that the original debt conversion terms for the debt converted in June 2004 stated that the conversion of debt would be to common shares. Please tell us if there was a stated cost per common share for this conversion or if the original terms called for conversion to common shares at the current market price on the date the debt holder elected conversion. Additionally, please confirm to us that in future filings, you will disclose in the notes to the financial statements how you value shares issued and/or the related consideration received for all issuances of common and preferred stock for conversion of debt.

Annual Report on Form 10-KSB - Note 15. Subsequent Events
Quarterly Report on Form 10-QSB for the quarter ended March 31,
2005 -
Note 5. Investments

2. We note from your response to our prior comment 2 that the value of the shares issued to Promostaffing was a negotiated 35% discount from the average of the market value of the shares for three days prior to the date of issuance. Please explain why the Company did not use the market price for a reasonable period before and after the date on which the terms of the transaction were agreed to and announced as required by paragraph 22 of SFAS No. 141 and EITF 99-12. Also, we are still unclear as to the nature of the valuation report and how the results of the report determined the value of the stock issued to Promostaffing. Please explain to us how the valuation report was used in determining the 35% discount applied in valuing the shares issued.
We continue to believe that with the quoted price as a starting point, the registrant should demonstrate, with objective and verifiable evidence, that a discount from that price is justified by the severity and type of restrictions imposed on the shares issued. Please provide us an analysis which values the equity issued to Promo Staffing using the market value of your common stock a few days before and after the terms of the acquisition were agreed to and announced, and includes any objective and verifiable adjustments determined necessary, as allowed by paragraph 22 and 23 of SFAS 141. As part of your response, please provide us detail of the nature and amount of each adjustment that was considered as part of the 35% discount. If the difference between this valuation and the amount originally recorded is material, please explain why you do not believe an adjustment to the purchase price is required.

Form 8-K filed April 22, 2005

3. We note from your response to our prior comment 5 that you are working to resolve difficulties you are having with the Promostaffing transaction and that you have not yet filed the audited financial statements of Promostaffing. Please file these statements on an amended Form 8-K as soon as possible. Please note that until these financial statements are filed you are not considered current on your reporting obligations.

Form 8-K/A dated September 22, 2005

4. We note from your response to our prior comments 6 and 7 that you are working with the independent auditor to resolve the issues in their audit report and the proforma financial information. Please file an amended Form 8-K as soon as possible to include a report of the independent auditor that complies with Article 2 of Regulation S-X and revised pro forma financial information which includes an introductory paragraph explaining the significant terms of the transaction and the accounting treatment used for the transaction, and footnotes to the pro forma financial information which include an allocation of the purchase price to the net assets acquired.

Form 8-K/A filed November 2, 2005 and November 3, 2005

5. We note from your response to our prior comment 8 that you are working with the independent auditor to resolved issues in the Macro audit report and proforma financial information. As previously requested, please amend your Form 8-K to include footnotes to the balance sheets detailing the nature and amount of each adjustment and explaining the significant assumptions used to calculate each adjustment.

6. We note from your response to our prior comment 9 that the 2003 audit of Macro is in process. Please file the audited financial statements for Macro Communications for the year ended December 31,
2003 as soon as possible. Please note that until these financial statements are filed you are not considered current on your reporting obligations.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Edwin Kwong
Jupiter Global Holdings Corp.
January 30, 2006
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